Exhibit (e)(6)
Intralinks Holdings, Inc.
Non-Employee Director Compensation Policy

(Amended and Restated)

The purpose of this Non-Employee Director Compensation Policy of Intralinks Holdings, Inc., a Delaware corporation (the “Company”), is to provide a total compensation package that enables the Company to attract and retain, on a long-term basis, high caliber directors who are not employees or officers of the Company or its subsidiaries.
In furtherance of this purpose, all non-employee directors shall be paid cash compensation for services provided to the Company as set forth below:

Board	Annual Retainer
Board Chairman	$100,000
Lead Independent Director	$110,000
Board Members	$40,000
Audit Committee
Committee Chairman	$25,000
Committee Members	$15,000
Compensation Committee
Committee Chairman	$15,000
Committee Members	$10,000
Nominating and Corporate Governance Committee
Committee Chairman	$10,000
Committee Members	$5,000

The annual retainer will be paid quarterly, in advance. The amount of the annual retainer shall be ratably reduced in monthly increments in the event of the election of a non-employee director to the Board of the Directors other than in connection with an annual meeting of stockholders.
Election Stock Grant
The non-employee directors shall also be eligible to participate in the Company’s stock option and equity incentive plans. Each newly-elected non-employee director (i.e., each director joining the Board of Directors for the first time) shall be granted, under the Company’s 2010 Equity Incentive Plan on the effective date of joining the Board of Directors, an award of restricted common stock with a value of $225,000 based on the 30 trading day trailing average closing price of the Company’s common stock on the New York Stock Exchange through the date immediately prior to the date of grant (the “Election Stock Grant”). Election Stock Grants shall vest quarterly over three (3) years from the effective date of joining the Board of Directors; provided that, if not already vested, the Election Stock Grant shall fully vest on the date of the third annual meeting of stockholders following the date of grant.
Annual Stock Grant
In addition to the Election Stock Grants, each non-employee director (including any newly-elected director who has received an Election Stock Grant) shall be granted, under the Company’s 2010 Equity Incentive Plan on the date of the annual meeting of the Company’s stockholders, an award of restricted common stock award with a value of $100,000 based on the 30 trading day trailing average closing price of the Company’s common stock on the New York Stock Exchange through the date immediately prior to the date of grant (the “Annual Stock Grant”). The amount of the initial Annual Stock Grant for newly-elected directors shall be ratably increased in monthly increments based on the duration of such directors’ service on the Board of Directors prior to the annual meeting of the Company’s stockholders. Annual Stock Grants shall vest quarterly over one (1) year following the date of the annual meeting of the Company’s stockholders; provided that, if not already vested, the Annual Stock Grant shall fully vest on the date of the first annual meeting of stockholders following the date of grant.
All of the foregoing restricted stock grants will become immediately exercisable upon a change in control of the Company.
The foregoing compensation is in addition to reimbursement of all eligible out-of-pocket expenses incurred by directors in attending meetings of the Board of Directors in accordance with the Company’s travel and expense reimbursement policies, as in effect from time to time.
APPROVED: April 27, 2011
AMENDED AND RESTATED: July 28, 2015
AMENDED AND RESTATED: July 26, 2016
AMENDED AND RESTATED: September 8, 2016

2